# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Global Cord Blood Corp, CIK 0001467808
CUSIP: G39342103
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 48 FL., BANK OF CHINA TOWER, 1 GARDEN ROAD, CENTRAL HONG KONG, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-23-006608
Filed by CIK 0001317904

## Reporting persons
- Oasis Management Company Ltd: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 17,389,516; sole dispositive power 0; shared dispositive power 17,389,516; aggregate amount beneficially owned 17,389,516 (13% of the class)
- Seth Fischer: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 17,389,516; sole dispositive power 0; shared dispositive power 17,389,516; aggregate amount beneficially owned 17,389,516 (13% of the class)

## Item 1. Issuer
Name of issuer: Global Cord Blood Corp
Address of issuer's principal executive offices: 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

i. Oasis Management Company Ltd., a Cayman Islands exempted company ("Oasis Management" or the "Investment Manager"), with respect to the ordinary shares, par value $0.0001 per share ("Ordinary Shares") of Global Cord Blood Corp (the "Company") held by Oasis Investments II Master Fund Ltd. (the "Oasis Fund"); and

ii. Seth Fischer ("Mr. Fischer"), responsible for the supervision and conduct of all investment activities of the Investment Manager, including all investment decisions with respect to the assets of the Oasis Fund, with respect to the Ordinary Shares held by the Oasis Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of Oasis Management is 4th Floor Anderson Square, 64 Shedden Road, P.O. Box 10324 Grand Cayman, Cayman Islands KY-1103. The address of the business office of Mr. Fischer is c/o Oasis Management (Hong Kong) 25/F, LHT Tower, 31 Queen's Road Central, Central, Hong Kong.
Citizenship: Oasis Management is a Cayman Islands exempted company. Mr. Fischer is a citizen of Germany.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 133,914,711 Ordinary Shares outstanding as of July 31, 2022, as reported in the Company's Annual Report of Foreign Private Issuer on Form 20-F filed with the Securities and Exchange Commission on August 16, 2022.
Percent of class: 13.0%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Oasis Management Company Ltd: /s/ Phillip Meyer, Phillip Meyer, Director (05/15/2025)
- Seth Fischer: /s/ Seth Fischer, Seth Fischer, individually (05/15/2025)